MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

for the period ended March 31, 2011

Throughout this MD&A, Eldorado, we, us, our and the Company mean Eldorado Gold Corporation.

This quarter means the first quarter of 2011. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of May 4, 2011. You should also read our audited consolidated financial statements for the year ended December 31, 2010 and the unaudited interim condensed consolidated financial statements for the period ended March 31, 2011. We prepared our unaudited interim consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) applicable to the preparation of interim financial statements, including IAS 34 “Interim Financial Reporting” and IFRS 1 “First-Time Adoption of IFRS”. For comparative purposes all financial statement amounts related to the quarter ended March 31, 2010 and the year ended December 31, 2010 have been restated in accordance with IFRS. All other periods remain unchanged from the numbers originally reported under Canadian generally accepted accounting principles (CGAAP). We file our financial statements with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our annual information form, on SEDAR at www.sedar.com.

Except for our adoption of IFRS, there have been no changes to the following since we published our 2010 MD&A: critical accounting estimates, financial related risks and other risks and uncertainties. There has also been no material change in the legal status of our worldwide projects and operations since that time.

What's inside

About Eldorado	1

Q1 Highlights	1

Corporate Developments	2

Review of financial results	2

Quarterly updates
Operations	4
Development projects	7
Exploration	8

Quarterly results	9

Non-IFRS measures	9

Operating cash flow, financial condition and liquidity
Capital expenditures, Liquidity and capital resources	10
Contractual obligations, Debt, Dividends, Equity	11

Other information
Adoption of IFRS	12
Internal controls over financial reporting	12
Forward-looking information and risks	12

MANAGEMENT'S DISCUSSION AND ANALYSIS

for the quarter ended March 31, 2011

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world. Its activities involve all facets of the gold mining industry including exploration, development, production and reclamation.

Operating gold mines:

•

Kişladağ, in Turkey (100%)

•

Tanjianshan, in China (90%)

•

Jinfeng, in China (82%)

•

White Mountain, in China (95%)

Development gold projects:

•

Eastern Dragon, in China (95%)

•

Efemçukuru, in Turkey (100%)

•

Tocantinzinho, in Brazil (100%)

•

Perama Hill, in Greece (100%)

Iron ore mine:

•

Vila Nova, in Brazil (100%)

Eldorado's common shares are listed on the following exchanges:

•

Toronto Stock Exchange (TSX) under the symbol ELD

•

New York Stock Exchange (NYSE) under the symbol EGO

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

Eldorado Chess Depositary Interests (CDIs) trade on the Australian Securities Exchange (ASX) under the symbol EAU.

First quarter highlights

•

Net income attributable to shareholders of the Company for the quarter was $52.5 million or $0.10 per share compared to $50.5 million or $0.09 per share for the same quarter in 2010.

•

Gold revenues were up 14% over the same quarter in 2010 reflecting higher gold sales prices partially offset by lower gold sales volumes.

•

Earnings from gold mining operations before taxes increased 15% over the same quarter in 2010.

•

Vila Nova reported $10.6 million in revenues from two shipments of iron ore on total cash costs of $4.5 million.

•

Kişladağ's Phase III expansion was completed with production expected to increase as a result.

•

We paid a Cdn$0.05 dividend per common share on February 25, 2011.

•

We generated $91.7 million in cash from operating activities before changes in non-cash working capital – an increase of 13% over the same quarter in 2010.

MANAGEMENT'S DISCUSSION AND ANALYSIS

for the quarter ended March 31, 2011

Corporate Developments

The Board of Directors of the Company approved an $11.3 million special bonus to senior management of the Company, payable in cash and restricted share units (RSU's). This resulted in a charge of $10.0 million to this quarter's earnings with the remainder to be amortized over the one year vesting period of the RSU's.

Review of Financial Results

	2011	2010
Summarized Financial Results	First quarter	First quarter	Second quarter[2]	Third quarter[2]	Fourth quarter[2]
Gold Revenues (millions)	$207.5	$181.5	$206.4	$190.3	$204.6
Ounces sold	148,530	163,446	172,826	154,655	149,022
Average Realized Price ($/ounce)	$1,397	$1,110	$1,195	$1,231	$1,373
Average London spot price ($/ounce)	$1,386	$1,109	$1,197	$1,227	$1,367
Earnings from gold mining operations (millions)[1]	$107.8	$94.1	$104.9	$94.4	$109.4
Net Income (millions)	$52.5	$50.5	$60.5	$48.8	$43.9
Earnings per share - Basic	$0.10	$0.09	$0.11	$0.09	$0.08
Dividends per share – Cdn$	$0.05	-	$0.05	-	-
Cash flow from operating activities	$91.7	$80.9	$54.8	$52.3	$57.5

(1) Earnings from gold mining operations represent gross revenues less operating costs and depreciation, depletion and amortization. This is a non-IFRS measure. Please see page 9 for discussion of non-IFRS measures. (2) Financial results prepared in accordance with CGAAP.

Our consolidated net income attributable to shareholders of the Company for the quarter was $52.5 million or $0.10 per share, compared with $50.5 million or $0.09 per share in the first quarter of 2010, a 4% increase in net income attributable to shareholders of the Company. Excluding the effects of the special bonus discussed above and a $6.6 million tax recovery related to recognizing future income tax assets of Unamgen, the Brazilian entity that owns Vila Nova, net income increased 11%. The increase was mainly due to higher earnings before taxes from gold mining operations as well as the contribution of profit from Vila Nova, which was not in production in the first quarter of 2010. Increased earnings from gold mining operations were driven by higher revenues. Revenues for the quarter were up $26.0 million, or 14%, from a year ago because of higher selling prices partially offset by lower sales volumes. Sales volumes from Kişladağ were 39% lower than the same quarter in 2010, while Tanjianshan and White Mountain sales volumes increased 65% in aggregate compared to the same quarter in 2010.

	2011	2010
Sales volumes by mine	First quarter	First quarter	Second quarter	Third quarter	Fourth quarter
Gold ounces sold	148,530	163,446	172,826	154,655	149,022
- Kişladağ	50,832	83,974	69,197	66,113	59,741
- Tanjianshan	28,493	18,947	38,261	28,847	30,710
- Jinfeng	48,518	49,674	48,623	45,447	38,282
- White Mountain	20,687	10,851	16,745	14,248	20,289
Average price per oz.	$1,397	$1,110	$1,195	$1,231	$1,373
Gold revenue (millions)	$207.5	$181.5	$206.4	$190.3	$204.6

MANAGEMENT'S DISCUSSION AND ANALYSIS

for the quarter ended March 31, 2011

(millions)	2011	2010
Earnings from gold mining operations	First quarter	First quarter	Second quarter[1]	Third quarter[1]	Fourth quarter[1]
Gold sales	$207.5	$181.5	$206.4	$190.3	$204.6
Gold mining production costs	69.9	64.6	72.3	69.1	69.9
Depreciation and amortization (DD&A)	29.8	22.8	29.2	26.8	25.3
Earnings: gold mining operations	$107.8	$94.1	$104.9	$94.4	$109.4

(1) Prepared in accordance with CGAAP

Production costs from gold mining operations

Production costs from gold mining rose 8% compared first quarter of 2010, reflecting the increase in sales from our Chinese mines with higher unit costs in relation to total sales.

Depreciation and amortization expense from gold mining operations

DD&A expense from gold mining operations was $29.8 million this quarter, or $7.0 million higher than a year ago, reflecting the higher depreciation cost of White Mountain and Jinfeng which include amortization of amounts allocated to depreciable assets on the purchase of Sino Gold.

( millions)	2011	2010
	First	First	Second	Third	Fourth
Other expenses	quarter	quarter	quarter[1]	quarter[1]	quarter[1]
General and administrative	$21.0	$10.4	$10.8	$8.1	$17.5
Income tax	20.6	20.4	25.0	13.3	28.3
Exploration	3.8	3.3	2.8	4.9	11.5
Share based payments	7.4	6.9	3.6	3.3	2.7
Non-controlling interests	6.2	2.8	4.0	5.1	5.5

(1) Prepared in accordance with CGAAP

General and administrative expense

General and administrative expense increased this quarter compared to a year ago mainly due to the special bonus described above.

Income taxes

Excluding a $6.6 million income tax recovery related to the recognition of Vila Nova tax assets the effective tax rate increased to 34% this quarter from 28% a year ago. The increase was mainly the result of higher non-deductible tax losses in Canada related to the $10 million special bonus as well as a $2.2 million accrual for Turkish withholding taxes related to a dividend to be paid this year by Tuprag to Eldorado Gold Corporation.

Exploration expense

Exploration expenses were in line with the same quarter a year ago, reflecting less exploration activities during the winter.

Share based payments

Share based payments reflect the amortization of the fair value of stock options and RSU's granted to directors, officers and employees over their vesting periods. Included in this quarter's share based payment expense were $1.5 million related to the RSU's granted as part of the special bonus described above.

Non-controlling interest

The increase in non-controlling interest over last year reflected higher earnings at our partially-owned mines in China.

MANAGEMENT'S DISCUSSION AND ANALYSIS

for the quarter ended March 31, 2011

Operations update

	2011	2010
Summarized Operating highlights	First quarter	First quarter	Second quarter[4]	Third quarter[4]	Fourth quarter[4]
Total
Earnings – gold mining operations[2,3]	$107.8	$94.1	$104.9	$94.4	$109.4
Ounces produced	148,577	164,928	167,940	151,297	148,374
Cash operating costs ($ per ounce) [1]	$410	$370	$357	$386	$418
Total cash cost ($ per ounce) [1]	$462	$397	$410	$431	$460
Kışladağ
Earnings – gold mining operations[2,3]	$46.8	$63.0	$54.8	$52.3	$57.5
Ounces produced	50,833	82,240	70,451	62,086	59,815
Cash operating costs ($ per ounce) [1]	$386	$304	$304	$337	$382
Total cash cost ($ per ounce) [1]	$408	$307	$345	$359	$354
Tanjianshan
Earnings – gold mining operations[2,3]	$17.1	$5.5	$19.9	$14.0	$20.1
Ounces produced	28,493	25,423	28,884	28,847	30,710
Cash operating costs ($ per ounce) [1]	$402	$420	$387	$391	$349
Total cash cost ($ per ounce) [1]	$515	$517	$483	$493	$459
Jinfeng
Earnings – gold mining operations[2,3]	$31.2	$22.1	$23.6	$21.7	$21.7
Ounces produced	48,564	45,615	52,659	46,116	37,560
Cash operating costs ($ per ounce) [1]	$430	$422	$381	$425	$486
Total cash cost ($ per ounce) [1]	$482	$462	$423	$473	$585
White Mountain
Earnings – gold mining operations[2,3]	$12.7	$2.8	$6.6	$6.4	$10.1
Ounces produced	20,687	11,650	15,946	14,248	20,289
Cash operating costs ($ per ounce) [1]	$438	$550	$442	$477	$498
Total cash cost ($ per ounce) [1]	$475	$589	$474	$507	$536

(1) The Company has included non-IFRS performance measures, cash operating costs, total cash costs, per gold ounce, throughout this document. The Company reports cash operating costs and total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to page 9 for a reconciliation of cash operating costs and total cash costs to reported production costs.

(2) Earnings from gold mining operations is a non-IFRS performance measure. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors use this information to evaluate the Company's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to page 9 for an explanation of this performance measure.

(3) Earnings from gold mining operations are stated in millions.

(4) The second, third and fourth quarter financial measures are derived from financial statements prepared in accordance with CGAAP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

for the quarter ended March 31, 2011

Kişladağ

	2011				2010
	First quarter	First quarter	Second quarter	Third quarter	Fourth quarter
Ore mined (tonnes)	2,510,557	2,910,816	2,971,165	2,538,357	1,626,165
Total material mined (tonnes)	7,300,925	6,305,993	7,590,988	7,265,973	6,136,849
Strip ratio	1.91:1	1.17:1	1.55:1	1.86:1	2.77:1
Ore to pad (tonnes)	2,341,635	2,898,199	2,686,284	2,767,179	2,021,057
Gold grade (g/t)	1.04	1.12	1.12	0.98	1.00
Gold production (ounces)	50,833	82,240	70,451	62,086	59,815

Gold production at Kişladağ was on budget but lower than previous quarters due to the Phase III expansion project as well as a major overhaul of the primary crusher mainframe. We expect production levels to increase as improvements related to the Phase III expansion project are brought on line.

Capital spending this quarter was $20.3 million on construction of the Phase III upgrade, modifications to the crushing system, capitalised waste stripping, and core drilling.

Tanjianshan

	2011				2010
	First quarter	First quarter	Second quarter	Third quarter	Fourth quarter
Ore mined (tonnes)	294,261	111,728	339,068	347,031	380,466
Total material mined (tonnes)	828,028	390,627	1,584,769	1,062,371	1,117,263
Strip ratio	1.81:1	2.50:1	3.67:1	2.06:1	1.94:1
Ore processed (tonnes)	238,070	249,738	271,749	283,598	244,867
Gold grade (g/t)	3.90	4.01	4.38	3.84	4.59
Gold production (ounces)	28,493	25,423	28,884	28,847	30,710

During the quarter Tanjianshan began to process Qinlongtan concentrate (this material is not reflected in “ore processed” in the table above). The additional roaster feed provided by this material helped the mine to increase gold production while processing less ore. The concentrate tailings impoundment will continue to provide additional feed to the roaster this year.

Capital spending this quarter was $2.2 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

for the quarter ended March 31, 2011

Jinfeng

	2011				2010
	First quarter	First quarter	Second quarter	Third quarter	Fourth quarter
Ore mined – underground (tonnes)	123,457	101,340	96,585	96,272	110,818
Ore mined – open pit (tonnes)	474,971	398,100	334,566	311,911	387,701
Total material mined – open pit (tonnes)	1,240,345	5,320,508	4,651,564	4,823,845	3,036,921
Strip ratio – open pit	1.61:1	12.4:1	12.6:1	14.5:1	6.83:1
Ore processed (tonnes)	384,400	389,851	392,211	387,427	387,710
Gold grade (g/t)	4.32	4.23	4.51	4.42	3.81
Gold production (ounces)	48,564	45,615	52,659	46,116	37,560

Open pit mining at Jinfeng was targeted at the bottom of the pit during the quarter. As a result the strip ratio fell from 6.83:1 in the fourth quarter of 2010 to 1.61:1 this quarter. Mining of the current phase will be completed in the second quarter this year after which waste stripping for the cutback will commence.

Capital spending was $5.8 million this quarter, mostly for underground mine development, land compensation fees and construction of the thiocyanate (SCN) destruction plant.

White Mountain

	2011				2010
	First quarter	First quarter	Second quarter	Third quarter	Fourth quarter
Ore mined (tonnes)	140,248	133,438	170,374	146,156	174,755
Ore processed (tonnes)	140,211	130,643	167,981	154,125	169,669
Gold grade (g/t)	5.70	4.09	3.78	4.01	4.06
Gold production (ounces)	20,687	11,650	15,946	14,248	20,289

White Mountain set another record for gold production this quarter, mainly due to higher grade and recoveries.

Capital spending this quarter was $2.6 million, mostly for underground development

Vila Nova

During the quarter Vila Nova mined 138,114 tonnes of run-of-mine iron ore. Two shipments totalling 85,421 dry metric tonnes were made during the quarter, one of lump ore and another of sinter fines. Both of these shipments were sold into the Chinese spot market at prices averaging $124 per dry metric tonne delivered to the Santana port in Brazil compared with a total cash cost (including royalties, production taxes and shipping costs) of $53 per tonne.

MANAGEMENT'S DISCUSSION AND ANALYSIS

for the quarter ended March 31, 2011

Development project update

Eastern Dragon

Construction continued at Eastern Dragon despite extreme weather conditions. The winter works program successfully advanced the project schedule safely and efficiently through this difficult period.  Work resumed following the Spring Festival with the focus continuing to be on civil and structural installations.

Efemçukuru

Dry commissioning of the concentrator plant continued during the quarter.  The majority of the circuit was tested with the exception of the gold room, which was reaching the final stages of completion.  The high voltage power supply will be tied into the plant in mid-April.  This will allow the mills to be turned on with no load, completing the dry commissioning of the plant. Wet commissioning of the plant is projected to take place in the second quarter. The remaining construction activity at site has focused on completion of the filtration and backfill plants.  All mechanical equipment has been installed.  Piping and electrical installations have been ongoing.  Dry commissioning of these facilities is projected to take place in the second quarter of 2011.

Underground development continued on schedule with approximately 3,000 meters of development completed by the end of the quarter, representing 69% of the contract value.  Areas of poor ground conditions were encountered in the North Ramp as well as the overcut development in the crusher chamber. The application of tight bolting, screen and shotcrete was effective in dealing with these conditions.  A portable crusher will be on site in the second quarter to provide temporary crushing capacity for ore production during commissioning of the plant until the underground crusher installation has been completed, projected to be in the third quarter of 2011.

Detailed engineering of the plant and infrastructure for the concentrate treatment plant at Kişladağ continued during the quarter. Site construction is projected to begin in the second quarter of 2011.

Kişladağ

The majority of the Phase III expansion was completed in the first quarter. The full system is expected to be complete and operational in the second quarter of 2011.

Plans to complete a scoping level study are underway, which aims for a significantly higher throughput for the mine and plant facilities.  The study will examine the impact of higher production from the open pit, further expansion of the crushing and screening facilities as well as modification or replacement of the ancillary facilities required to support the expansion.  The scoping study is projected to be completed by mid-year.

Tocantinzinho

Preparation of a Prefeasibility Report for the Tocantinzinho project continued through the quarter. The focus of effort was on continued refinement of the capital and operating costs. The remote location of the project and associated impact on costs has made it necessary to thoroughly review all supply and materials costs.  The Prefeasibility Report is expected to be completed in the second quarter along with an updated reserve statement.

Perama Hill

The Preliminary Environmental Impact Assessment continued to be reviewed by government officials during the quarter. Arrangements were made to take stakeholders of the project to visit mining operations in Finland to demonstrate best practise technology in the mining industry, specifically as practised in the European Union.  This is part of the continuing effort being made by the Company to educate government and private individuals about modern mining practises as well as health and safety issues associated with mining activity.  These efforts also continued with government officials, particularly the Minister of Environment, in order to advance the permitting process and answer any questions they may have regarding the benefits the project can bring to Greece.

MANAGEMENT'S DISCUSSION AND ANALYSIS

for the quarter ended March 31, 2011

Exploration update

Turkey

Exploration during the quarter in Turkey focused on drilling at two of our reconnaissance projects (Sayaçik, AS), and fieldwork related to target definition at several other early-stage prospects.  Exploration drilling at the Kişladağ and Efemçukuru mine areas will commence during the second quarter.

At Sayaçik, the two final drillholes of the 2010 program were completed, targeting the remaining untested geophysical anomalies on the property.  Both drillholes intersected altered volcaniclastic and intrusive rock sequences, but no significant mineralization.  All assay results have been received from the 2010 drilling program, and no further work is planned at this time.

At the AS deposit, two drillholes tested surface geochemical anomalies, completing the planned 2010 program.  The low-grade Cu, Mo, and Au values obtained from the program do not support further exploration on the property at this time.

We also completed reconnaissance fieldwork, including mapping and soil geochemistry surveys on the early-stage Doğançilar and Atalan projects this quarter.

China

Exploration drilling in China during the first quarter focused on projects in the Guizhou region, with three drillholes (331 metres) completed at the Banna and Weiruo prospects in the Jinluo Exploration License.

At the Jinfeng mine, 3,607 metres of underground drilling was completed from the 310 level, mainly devoted to infill of mineralized zones along the F2, F3, and F7 faults.  RC drilling was also completed in the Rongban portion of the deposit to better define the continuity and extent of mineralized zones.  Work progressed on a revised structural/lithologic model for the deposit, directed towards refining our knowledge of controls on gold distribution, defining new drill targets, and helping constrain future resource estimates.

In the White Mountain, Eastern Dragon, and Tanjianshan areas, field activities were limited by winter conditions.  Planning of the 2011 field activities and drilling programs for these areas was completed during the quarter.

Brazil

Drilling at the Tocantinzinho project this quarter included 11 diamond drillholes (3,691 metres) testing exploration targets peripheral to the main deposit area.  These targets were defined by a combination of surface soil geochemical anomalies, chargeability or resistivity anomalies, and areas of known mineralization based on garimpiero workings or surface gold occurrences.  Several of the drillholes encountered granitoid units with similar lithologic, alteration, and mineralization character to that found in the Tocantinzinho deposit, although gold assay results received from the first few drillholes have been limited to narrow, low grade intercepts.

Soil sampling programs were initiated during the quarter to extend the area of coverage both along and peripheral to the Tocantinzinho trend.  In addition, grid-based augur drilling commenced within areas containing broad gold geochemical anomalies in soil to more closely define targets for diamond drilling.

At the optioned Agua Branca project, fieldwork this quarter focused on soil geochemical sampling aimed at defining targets for diamond drilling in the second and third quarters.

Nevada

Five reverse circulation drillholes were completed at the optioned Cathedral Well project, testing targets defined by integrating surface geology with CSAMT geophysical surveys.  No significant mineralization was intersected, and no further work is planned at the project of 2011.

MANAGEMENT'S DISCUSSION AND ANALYSIS

for the quarter ended March 31, 2011

Quarterly results

millions (except per share amounts)

	2011	2010 [1]	2010[1]	2010[1]	2010	2009[1]	2009[1]	2009[1]
	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter
Total revenues	$218.1	$212.9	$190.3	$206.4	$181.5	$144.5	$81.6	$80.1
Net income	$52.5	$43.9	$48.8	$60.5	$50.4	$33.3	$30.2	$25.9
Earnings per share
- basic	$0.10	$0.08	$0.09	$0.11	$0.09	$0.08	$0.08	$0.07
- diluted	$0.10	$0.08	$0.09	$0.11	$0.09	$0.08	$0.08	$0.07

(1) Information for 2009 and the second, third and fourth quarters of 2010 is presented in accordance with Canadian GAAP and has not been restated in accordance with IFRS.

The increases in the quarterly results for 2010 result primarily from the acquisition of Sino Gold in the fourth quarter 2009.

Non-IFRS measures

Throughout this document, we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance.

Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

Cash operating cost and total cash cost

The table below reconciles cash operating cost from our gold mining operations to production costs. We calculate costs according to the Gold Institute Standard. Total cash cost is the sum of cash operating cost, royalty expense and production tax expense.

millions (except for gold ounces sold and cash operating cost per ounce)	2011				2010
Reconciliation of cash operating costs to production costs	First quarter	First quarter	Second quarter[2]	Third quarter[2]	Fourth quarter[2]
Production costs – excluding Vila Nova (from consolidated income statement)	$69.9	$64.6	$72.3	$69.1	$69.8
Less:
Royalty expense and production taxes	(7.7)	(4.3)	(9.1)	(7.0)	(6.1)
By-product credits and other adjustments[1]	(1.3)	0.2	(1.4)	(2.4)	(1.5)
Cash operating cost	$60.9	$60.5	$61.8	$59.7	$62.2
Gold ounces sold	148,530	163,446	172,826	154,655	149,022
Cash operating cost per ounce	$410	$370	$357	$386	$418

(1) Stock-based compensation expense has been allocated to production costs in the second, third and fourth quarters of 2010 under Canadian GAAP.

(2) Production costs prepared in accordance with CGAAP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

for the quarter ended March 31, 2011

Cash flow from mining operations before changes in non-cash working capital

We use cash flow from mining operations before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

Earnings from gold mining operations

We use earnings from gold mining operations to supplement our consolidated financial statements, and calculate it by deducting operating costs and depreciation, depletion and amortization directly attributable to gold mining operations from gross revenues directly attributable to gold mining operations.

These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors.

Operating cash flow, financial condition and liquidity

Operating activities before changes in non-cash working capital generated $91.7 million in cash this quarter, compared to $80.9 million in the same quarter of 2010. The increase in cash flow from a year ago was due to higher operating cash flow from our mining operations.

Capital expenditures

We invested $78.3 million in capital expenditures, mine development, mining licences and other assets this quarter.

Mine development expenditures totalled $39.5 million:

•

$32.0 million at Efemçukuru

•

$3.7 million at Eastern Dragon

•

$3.1 million at Tocantinzinho

•

$0.7 million at Perama Hill.

Spending at our producing mines totalled $30.9 million:

•

$20.3 million at Kişladağ, mostly related to the Phase III expansion

•

$5.8 million at Jinfeng, mostly related to tailings dam construction and underground mine development

•

$2.6 million at White Mountain, mainly related to underground mine development exclude Xiaoshiren

•

$2.2 million at Tanjianshan, mainly related to processing plant upgrades.

We also spent $5.0 million on Eastern Dragon joint venture buy-in payments, $2.2 million on land acquisition costs in Turkey, and $0.7 million related to fixed assets for our corporate offices in Canada and China.

Liquidity and capital resources

millions	March 31, 2011	December 31, 2010
Cash and cash equivalents	$294.1	$314.3
Working capital	$296.3	$320.3
Restricted collateralized accounts	$55.4	$52.4
Debt	$157.2	$166.7

MANAGEMENT'S DISCUSSION AND ANALYSIS

for the quarter ended March 31, 2011

Chinese regulations governing cash movements within and injected into the country require that our existing debt only be paid from cash flows generated from our Chinese operations that are party to the loans. Management believes that the working capital at March 31, 2011, together with future cash flows from operations, is sufficient to support our planned and foreseeable commitments.

Contractual obligations

millions	2011 $	2012 $	2013 $	2014 $	2015 and later $	Total $
Debt	93.6	31.4	26.6	5.6	-	157.2
Capital leases	0.1	0.1	0.1	-	-	0.3
Operating leases	4.6	6.1	5.0	3.1	-	18.8
Purchase obligations	90.3	25.6	1.6	1.5	-	119.0
Totals	188.6	63.2	33.3	10.2	-	295.3

The table does not include interest on debt.

Debt

Significant changes in our debt from that disclosed in our December 31, 2010 annual MD&A and consolidated financial statements are as follows:

Eastern Dragon HSBC revolving loan facility

During the quarter Eastern Dragon drew down an additional RMB 11.5 million ($1.8 million) under the HSBC revolving loan facility. Subsequent to the end of the quarter an additional RMB 4.3 million ($0.7 million) was drawn down on this facility.

Eastern Dragon China Mercantile Bank line of credit loan

During the quarter Eastern Dragon extended the maturity date of its line of credit loan with China Mercantile Bank to February 5, 2012.

Jinfeng construction loans

During the quarter Jinfeng made scheduled debt payments of RMB 35.0 million ($5.3 million) under its construction loans.

White Mountain working capital loan

During the quarter White Mountain made a debt payment of RMB 50.0 million ($7.6 million).

Dividends

On February 25, 2011 Eldorado paid $27.7 million in dividends to shareholders of record.

Equity

This quarter we received net proceeds of $2.7 million for issuing 312,023 common shares related to stock options and warrants being exercised.

Common shares outstanding - as of May 4, 2011 - as of March 31, 2011	548,948,160 548,499,215
Share purchase options - as of May 4, 2011 (Weighted average exercise price per share: $11.59 Cdn)	11,326,919

MANAGEMENT'S DISCUSSION AND ANALYSIS

for the quarter ended March 31, 2011

Other information

Adoption of IFRS

Effective January 1, 2011 Canadian publicly listed entities were required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010. The three months ended March 31, 2011 is our first reporting period under IFRS. Full disclosure of the Company's accounting policies in accordance with IFRS can be found in Notes 2 and 3 to those financial statements. Those financial statements also include reconciliations of the previously disclosed comparative periods financial statements prepared in accordance with Canadian generally accepted accounting principles to IFRS as set out in Note 15.

Internal controls over financial reporting

Eldorado's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of our financial statements. There have been no changes in our internal control over financial reporting in Q1 2011 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Qualified Person

Except as otherwise noted, Norman Pitcher, P. Geo., our Chief Operating Officer, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to Kişladağ, Efemçukuru and Jinfeng.

Forward-looking information and risks

This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

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It typically includes words and phrases about the future, such as:  plan, expect, forecast, intend, anticipate, estimate, budget, scheduled, may, could, would, might, will.

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Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.

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It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.

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It is also subject to the risks associated with our business, including

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the changing price of gold and currencies,

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actual and estimated production and mineral reserves and resources,

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the speculative nature of gold exploration,

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risks associated with mining operations and development,

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regulatory and permitting risks,

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acquisition risks, and

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other risks that are set out in our annual information form and MD&A.

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If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

To understand our risks you should review our annual information form, which includes a more detailed discussion of material risks that could cause actual results to differ significantly from our current expectations.

Forward-looking information is designed to help you understand management's current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.